EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
 Q1 FY 08 RESULTS
July 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO CORPORATE PARTICIPANTS

PRESS CONFERENCE PARTICIPANTS

 Balaji
 Rediff

 Rohit
 Dow Jones

 Renuka
 Bangalore Mirror

S. Gopalakrishnan

Thank you and good afternoon to every one of you.  This is the performance review of Infosys Group at the end of first quarter ended June 30th 2007.  This is the standard Safe Harbor clause, which I think all of you are familiar with.  So, I will go through the financial performance and then pass it to my colleague Mr. Shibulal, COO, to talk about the operations performance and I will come back and talk about the outlook and summary.

If you look at the financials performance for Indian GAAP at the income level, we grew 25.1% year-on-year. PAT has been 34.5% from ordinary activities and according to US GAAP, the revenues grew by 40.6%, net income 51.1%.  We added 35 new clients and repeat business was 99.5%.  In terms of employees we have added 7,000 employees gross and the net addition has been 3,730.  The number of employees at the end of the quarter stands at 75,971.

In terms of the details, this is the consolidated statement as per Indian GAAP.  The revenue has been Rs. 3,770 crores.  The software development expenses are Rs. 2,169 crores.  Operating profit is Rs. 1,084 crores, and when you look at profit after tax, it is Rs. 1,079 crores.  There is other income of Rs. 253 crores.  When you look at growth, as I said year-on-year growth is 25.1% at the income level and profit after tax after exceptional items is 33.5%, after exceptional items and minority interest it is 34.9%.  The balance sheet size is Rs. 12,343 crores in terms of assets and liabilities of which the fixed assets is Rs. 3,963 crores, cash and cash equivalence is Rs. 6,442 crores, accounts receivable is Rs. 2,496 crores.  Now let me ask my colleague Shibulal to talk about the operational performance.

S. D. Shibulal

Thank you Kris.  Good morning to everyone.  So I will take you through the operational performance of Q1.  So, the first slide is about region wise revenue.  The US revenue has remained stable at around 62.6%.  No change from Q4.  European revenue has gone up to 26.8%.  This is very much in line with our strategies to continue to invest in Europe.

Utilization has gone up including and excluding trainees; including trainees it is 70% and excluding trainees, it is 73.9%.  So utilization has gone up from last quarter.  Fixed price has gone up by close to 2%.  It is 27.5% now compared with 25.9% last quarter.  Onsite has remained stable.  Onsite effort is 49.7%.  It was 49.8% last quarter.

Number of clients, we have added 35 clients this quarter, net addition of 9 customers, so the total number of clients is 509.  The number of million dollar clients have gone up.  It has gone up from 275 to 285.  Number of $200 million customers remains at one, $100 million at three, and $70 million at nine.

We have had major client acquisitions this quarter.  The total number of clients we have acquired is 35.  These are some of the examples.  A telecommunication major in UK is rolling out a service management platform, which we are developing.  A global consumer electronics leader is using Infosys technology and domain expertise in manufacturing execution systems.  We are partnering with an automotive manufacturer in North America to standardize their production planning process.  We have also won a large transformational deal for a global professional service firm, which will redefine their client facing activities.  Some more, a leading provider of diversified financial service is using Infosys to help better integrate data from its newly acquired subsidiaries and improving reporting and compliance.  So, a number of wins, we have registered new wins in financial service sector including two of the largest banks in Europe.  Canada has been a focus area for us over the last six to nine months and we have won multiple deals in Canada.  The latest being the largest telecom provider in Canada is our client now.  These are some of the Finacle wins.  We have received the Branded Technology Award for Finacle.  Finacle has added four new clients including Emirates Bank.  Emirates Bank has selected Finacle core banking solution.  During the last quarter, 10 new client projects went live on Finacle.  We have applied for a number of patents over the last few quarters.  We applied an additional 6 patents in the US and in India.  So, the total filing today is about 87 patents.

Our human resource scenario, in Q1 we have ended the quarter with 75,971 people.  Gross addition is 7,000 and the net addition is 3,700 plus.  We added 1,859 laterals in Q1.  We incurred a capital expenditure of Rs. 336 crore in Q1.  As of June 30, 2007, the company has 12 million square feet of space capable of accommodating 58,000 employees and about 10 million square feet is under construction, which will give capacity for an additional 34,000 employees.  Thank you.

S. Gopalakrishnan

Thanks Shibu.  So, for the quarter ending September 30th, Q2 quarter, the income is expected between Rs. 3,952 crores and Rs. 3,993 crores, a year-on-year growth of 14.5-15.7%.  The earnings per share is expected to be Rs. 18.88, year-on-year growth of 12.7%, and for the full fiscal year for ending March 31, 2008, the income is expected between Rs. 16,238 crores and Rs. 16,433 crores and the earnings per share is expected to be between Rs. 78.2 to Rs. 79, a year-on-year growth of 13-14%.

In summary, we have seen broad growth, if you look at the different geographies, North America, Europe we have seen growth.  If you look at the different services, Consulting, BPO, testing, we have seen growth.  We have seen growth in our client base in this quarter, the non-top 10 clients grew by 9.3%.  So, our focus is to make sure that we continue to grow. We continue to focus on being a partner of choice to our customers.  We believe that in an increasingly flat world, the demand for large end-to-end transformation projects and transformation kind of initiatives will benefit players like Infosys and that is one of the reasons why our growth is strong. We look at deeper client engagements.  This is one of the reasons for the non-top 10 growing sequentially by 9.3%.  Our drive to achieve customer delight has met with success.  We have won several awards this quarter - Best Partner Award, Best Outsourcing Company in the financial services sector and things like that.  We have we believe a robust and flexible operating and financial model.  In spite of absorbing salary increases, visa costs, and rupee appreciation, we have been able to sustain and maintain our margins.  The liquidity has been further strengthened with cash and cash equivalents of $ 1.6 billion now and we believe that we have positioned very strongly, we have increased our recruitment number for this year from 24,500 to 26,000 for the entire year gross number.  So, we continue to focus on expanding our talent pool.  Thank you very much and we are now ready to take questions.

Balaji

Mr. Gopalakrishnan, is it too much of a coincidence that you take over and for the first time Infosys lowers its guidance and the rupee appreciates.  How do you look at this and how do you face the challenge?

S. Gopalakrishnan

I think if you look at the business parameters, if you look at growth, if you look at both revenue and volume growth, you will agree that the business parameters have been strong.  Of course the rupee has appreciated and because of that just in this quarter at the revenue level, we have lost about Rs. 287 crores actually.  Now that is I think beyond our control and definitely beyond my control actually, I cannot take credit.  Definitely it is challenging, but we believe that we have shown resilience, we have shown that we are able to bring the full power of the company from growth side, from efficiency side, from scale benefits and things like that and try and manage.

Balaji

In spite of this, you know what happened in the stock market today to your scrip itself.  CFO should be knowing it.

S. Gopalakrishnan

We cannot comment on the stock price actually

Balaji

And Mr. Balakrishnan, the guidance is not only because of rupee appreciating but also in terms of EPS you have lowered it by 6%.  Thank you.

V. Balakrishnan

The guidance both on top line and bottom line reflects a changed environment because of rupee.  Because when we gave the guidance in April, it was at 43.10, now we are resetting the guidance at 40.58, which is the June quarter end rupee dollar rate.  So, it reflected both at the top line as well as EPS.

Balaji

---------- in spite of your hedging, what is happening?

V. Balakrishnan

No, no, we have $925 million of cover as of June end.  We marked to market all the hedging by June end at 40.58.  So, all those benefits have come in the non-operating income in the first quarter.  For rest of the year, we are assuming the rupee dollar rate as 40.58.  That is what we normally do. We take the quarter end rate and we have to see how the rupee is going to move for next three quarters and if required we will increase the hedging.

Male participant

Increase the hedging?

V. Balakrishnan

If required.

Male participant

If required?

V. Balakrishnan

Yes.

Male participant

Thank you.

Male participant

Can we get some idea about the subsidiaries, how are they doing; China, Australia, and Consulting?

S. Gopalakrishnan

Infosys Australia has done very well.  Infosys Australia has seen significant momentum in the financial services market, especially along with Finacle.  Infosys BPO has grown 11.2% sequentially, they are doing well and they continue to focus on large outsourcing type of deals along with actually rest of the Infosys.  Infosys Consulting has less of a loss this quarter. In fact that has helped us also, and combined with the downstream actually is doing very well.  In fact, Consulting as a service grew sequentially by 23% this quarter.  Both Infosys Consulting and Infosys China have a loss still, but we are continuing to focus on Infosys China because medium-long term we believe that we need to have options outside India and given that China is one of the larger geography, has a deep talent pool, we believe that we need to invest in Infosys China.  In terms of revenue, Infosys BPO had a revenue of Rs. 200 crores, Infosys Australia had a revenue of Rs. 144 crores, Infosys Consulting had a revenue of Rs. 52 crores, and Infosys China Rs. 15 crores this quarter.

Lady participant

Mr. Gopalakrishnan, in view of the appreciating rupee and the depreciating dollar, surely you should be looking at newer markets but your Europe revenue has almost remained standstill and also new areas such as Africa, manufacturing industry has already gone in to Africa in a big way and why not IT to follow?  My second question is what is it that you mean in your handout which says there is a special engine for recruitment and training?

S. Gopalakrishnan

I will answer the first part and then Mohan will answer the second part on recruitment.  Definitely, Europe is a focus area for us.  Europe is about 26.8% of our revenues.  It has grown sequentially 8.4%.  It has grown faster than the company average.  And if you look at the last several years, actually from 1999 onwards till 2007, last 8 years, it has gone from 9% of revenues to 26.8% of revenues.  So, our focus is there to grow non-US business and things like that.  One of the reasons why we focussed on Australia is to grow non-US revenues.  In Africa we have a presence through our Finacle product, several of the banks in Nigeria, some other countries also we have actually installed now Finacle and we are looking further to expand in Africa through Finacle.  We will look at services.  Right now our focus on services has been North America, Europe, Japan and Australia primarily and that has been our focus but we will continue to expand our market.  Definitely that is part of our strategy to expand our market into newer geographies.  Now let me ask Mohan to answer the question on recruitment.

Mohandas Pai

We are diversifying our talent pool across the world.  We started off in Manila.  We hired the first set of 70 employees.  We are going to expand it to about 700 hopefully in a year's time.  We are going to open our DC in Mexico this quarter.  We will start off in a small way.  We do not have numbers as yet.  In Brno we have 200 people.  We are accelerating hiring in North America and in Europe so that we have more people of local origin in our centres in these countries.  We are also trying to diversify by going to Malaysia.  We had a batch of 100 students whom we trained for the Malaysian Government.  About 30 of them possibly are joining us for employment.  They have asked us to train some more students pro bono, we do it pro bono, but we are looking at it.  But overall now we are diversifying our human resource base in all the countries where we operate in quite a significant way and I think the number should go up strongly.  In China we are going to crank up the engine again because we need more people in China.  The fact that we have this huge training establishment already invested in is giving us a competitive advantage. 70% of the people that we hire are freshers, otherwise we will never be able to grow in this country and if you try to hire people with experience, they got to get experience somewhere, somebody has got to train them, may not be us but the fact that we train these people and invest so much gives us an ability to grow rapidly and the years go by this becomes clearly a competitive edge for us.  That is the point we make.  We have people of about 65 nationalities.

Male Participant

---------- you are yet to explore Latin America.

Mohandas Pai

Sir, we are in middle America, south of United States in Mexico, we have to go down south still more, I think we have started the journey and we probably will be going down south.  Because people complained we are too much of a south Indian company in India, so we have to keep up globally.

Rohit

Sir this is Rohit from Dow Jones.  Sir as the salary levels grow higher in India, obviously there would be an attempt by most IT companies to diversify their employees out of India at low cost centers.  Any plans to actively set up campus style centers in other low cost countries like China or Malaysia etc.?

Mohandas Pai

I think with the rupee appreciating this has become a real big issue for the India IT industry.  I think rupee appreciation is going to impact the BPO industry first because the margins are only 12% industry wide at the operating level and they will seek to diversify their work force by going outside.  Amitabh is here, I will ask him to comment on it after this, and that is going to work.  But the fact remains that excluding the BPO sector where you have a lot of people in Manila, the Philippines has got about 400,000 people, probably we will get people in Malaysia, in Mexico, for IT services the large pools of people are available only in India and China; engineering skills, because we need engineers, they are only available in India and China, and in China too the attrition rates are much higher, the economy is growing at 10%, and the Chinese economy is not producing enough people.  So there is challenge there, but in BPO certainly.  Amitabh you want to add to it.

Amitabh Chaudhry

Yes, on the BPO side, we have gone into Manila as Mohan mentioned, we have made a beginning there and China also we have a presence. So with this huge appreciation in the rupee, the impact on the margins as far as the BPO industry is concerned is pretty significant.  We ourselves this quarter saw almost a 9% impact on our margins because of the rupee appreciation, translation impact, as well as just the fact that our expenses are almost all in rupees.  We obviously were able to take care of almost half of it, but if this continues and yes obviously we have to go and search for either markets where we can source pool of people where the appreciation has not hit us or the costs as lower.  We have to continue to move up the value chain.  We have to continue to look at our operating model and see what we can do and kind of raise our rates, that is the only thing we can, and which we are doing.

Male participant

Sir couple of observations, could you tell us to recap Mr. Balasubramaniam, could you break up on your operating margins the impact of visa cost and higher wages, though you have mentioned about rupee, not so clear.  ____ what the appreciation has _____ this quarter?

V. Balakrishnan

First of all I am Balakrishnan, not Balasubramaniam.  The rupee appreciated by 7% this quarter.  It was 43.75 last quarter.  This quarter's average is 40.66.  So it had an impact of 3.5% on the operating margins.  Wages had increased by 13-15% offshore and 5-6% onsite, that had an impact of 2.5% on the operating margins.  Visa cost impacted the margins by 1%.  So overall there was an impact of 7% on the operating margins.  Utilization went up 3%.  It gave around 1.5% hedge against those impacts.  Pricing went up by 1% and we had the subsidiary losses coming down and also the scale benefits in the business, which contributed 1.5%.  So overall, there was an impact of 7% and we had a benefit of 4%, net impact on operating margins is 3%.

Male Participant

I just wanted to have two clarifications.  The loss that you had from the subsidiaries, you said you had an positive impact of 1.5%.  Is this the kind of a special feature that you found in Q1 of this fiscal?  And the second thing is, the repeat business seems to have gone up.  It has gone to a staggering 99.5%.  Is this a one off instance or you expect that to now continue around that level?

V. Balakrishnan

Last quarter the Consulting business had a loss of $10 million.  When we started the year, we clearly said the Consulting losses are going to come down.  That has come down to a million dollars in the first quarter.  So that gave a positive impact of 1% on the margin, balance 50 basis points came from the scale benefits.  So the Consulting loss coming down was already assumed and we said that in April.  On repeat business Shibu will talk.

S. D. Shibulal

On repeat business, there is a certain amount of seasonality.  In Q1, generally the repeat business is extremely high due to the way it is computed.  The way it is computed, this is the business which is coming from customers who worked with us last fiscal year, which means that in Q1 the percentage will be quite high.  I also want to point out that this quarter we added 35 new clients to our list and our total client list today stands at 509.

Male Participant
----------

V. Balakrishnan

Yeah the Infosys Consulting business is still in the investment mode.  We have reduced the losses there significantly but it will take another 3-4 quarters for them to breakeven. It is not going to happen this year.

Male Participant

Could you tell which subsidiaries had included in Rs. 61 crores, if you take out the stand alone profit?

V. Balakrishnan

We have Infosys BPO contribution around Rs. 36 crores to the net income for the group.  Infosys Australia contributing around Rs. 23 crores.  Consulting and China together have made a loss of around Rs. 8 crores.  So mainly it came from Infosys Australia and Infosys BPO.

Male Participant
----------

S. Gopalakrishnan

Clearly, if you look at the flat growth yearly guidance, all is because of rupee alone, nothing else actually.  Because there is volume growth, 6.9% volume growth, in dollar terms we have seen growth.  So it is clearly because of the appreciating rupee, and the affect of that appreciating rupee is what is seen.  Plus of course we have some improvement but primarily offset by the appreciating rupee.

Male Participant

Are you also having any other new contracts other than in dollar currency?

S. Gopalakrishnan

We have about 26.8% of our business in Europe, about 10% of our business coming from Asia Pacific, and about 63% from North America.  So we have a diverse portfolio of clients where we can bill in different currencies.  Having said that, I also need to point out that rupee has appreciated with respect to British pound, it has appreciated with respect to Euro, not to the extent of dollar but it has appreciated against pound sterling by about 5.6% and against Euro by about 4.6%.  So it has appreciated against all major currencies.

V. Balakrishnan

If you look at our dollar guidance, we have increased the dollar guidance by 1%.  So what it means is that rupee guidance has basically come down because of the change in rupee. When we started the year we gave a guidance at 43.10, now we are resetting it at 40.58.  That means more than Rs. 1,000 crores of revenue have been lost because of rupee appreciation.  So that is reflected in revised guidance.

Male Participant
----------

V. Balakrishnan

If you look at our dollar guidance, we increased it by 1% point on the revenue side.  We are saying now 29-31% and even the EPS we have increased.  So we have crossed 1.89, we increased it 1.92- 1.93.  So dollar guidance we have definitely increased.  Rupee guidance reflects the revised scenario of rupee.

Male Participant
----------

V. Balakrishnan

If I know the answer I should be the Reserve Bank of India Governor but I think our view is all the currency markets are going to be volatile and rupee is not a exception.  So rupee will be moving in a narrow band in the short term.  There are lot of factors which will affect the movement of rupee.  Oil price could be one factor, the huge inflows in terms of ECBs and invisibles could be one factor and how the global economy perform that is one more factor.  So in the short term, it is going to be volatile.  It is going to move in band.  In the long term, if the trend continues, if the inflows continue to be very strong, rupee could appreciate further.

Renuka

Renuka from Bangalore Mirror, I would like to know, will you be announcing soon the acquisition of Cap Gemini?

S. Gopalakrishnan

We cannot comment on rumors.  So all I can say is that in company's strategy, we do look at acquisitions, but it has to meet our criteria, the company has to meet our criteria, and of course they should want to be acquired.  If they don't agree also we cannot acquire.  So that is the situation, I cannot comment on rumors.

Male Participant

We are not asking about rumors, it's the fact.  Nobody asked to comment on rumors, we want facts, was there any business at all or is it any do you think the company is also ----------.

S. Gopalakrishnan

I cannot, see you need to understand that we cannot comment on anything which is a rumor because that is all we can say until and unless something really happens, right.  Till the acquisition is complete no company can comment on anything.  Till that time it is a rumor, so no company can comment and this is one we cannot comment on at all.  It is a rumor.

Male Participant

Any other company you are looking at?

S. Gopalakrishnan

We have always said that we are looking at acquisition.  All options are open.

Male Participant
---------

S. Gopalakrishnan

I have no comments at all.

Male Participant

The attrition rate at 13.7% remains unchanged from the previous quarter specially considering the fact that in the past quarter you gave away the wage hikes.  How serious is the issue now and what are you doing on that front to bring it under manageable levels?  And I would also like to know the attrition rates at Infosys BPO, what were the attrition rates in BPO?

Mohandas Pai

Attrition rates remains the same because this is the season where people leave to go management institutes. We had some 500 people leave us to go the management institutes.  We lost about 2,140 people this quarter, and second and third quarter of last year we lost 2,040 people each quarter and fourth quarter was down to 1,700 or so.  If you look at the last four quarters, it has been relatively been flat. And Amitabh will give further details for BPO.

Amitabh Chaudhry

BPO we had an attrition of 36.7%, it is down about a percent from the Q4.  We have always stated that we want to bring this number down to below 30.  We are working very hard towards this.  So we have seen the attrition number between 36-37% for the last three quarters.  Hopefully, it will start running down further from that.

Male Participant

Mr. Gopalakrishnan, is the company renegotiating contracts because of the appreciating rupee?

S. Gopalakrishnan

These contracts come up for renewal typically annually or sometimes once in 2 years etc. based on the type of contract it is and that is when you look at renegotiating. Typically during renegotiations, in most cases we are able to get about 2-3% increase in rates primarily because the costs in India are going up actually and that is the reason and that is the reason we can also talk to clients about.  We cannot talk to clients about an appreciating rupee because then when rupee depreciates we will have to actually go back and renegotiate it again, they will ask to be renegotiated again and before rupee was depreciating. So we have actually benefited from this and so this is something the company will have to manage.  We can talk about cost increase as a reason for renegotiation rather than appreciating rupee as a specific cause or reason for renegotiation.

Male Participant
_____

S. Gopalakrishnan

Definitely, investments we are making in training our employees, in capability building, in certifications which we have rolled out in a big way, those are all investments in our employees, as well as the salary costs which are going in up in India, all these are factors which would be considered and you also need to realize that there is a shortfall of employees or IT professionals in US market etc. You have heard some company taking about actually setting up a center in Vancouver because they are not able to find sufficient number of talented professionals in the US.  So all these are factors to be considered when we look at renegotiating with our clients.

Male Participant

My question is directed to Bala, two quarters running you have had this tax reversals coming in, you had about Rs. 125 crores in Q4 and again about Rs. 51 crores. What exactly are these and you expect this now to become a standard part of you P&L?

V. Balakrishnan

Hope it does, looking at the way the rupee moves.  We operate in some 35 countries, we file returns in various countries. So we have made some provision and assessments are getting over and when the assessment gets over, there is a view we take, if it is accepted by the tax authorities then we reverse some of those provisions and in some of the jurisdictions the assessment got over and in some of the jurisdiction, the limitation period got over. So last quarter we reversed around Rs. 125 crores, this quarter we reversed around Rs. 51 crores.  Going forward, it depends on when the limitation period gets over or when the assessment gets over.  We cannot give a definite time when it will happen.

Male Participant
----------

V. Balakrishnan

It is one of the overseas jurisdictions.

Male Participant
_____

V. Balakrishnan

It is somewhere outside India.

Male Participant

In your presentation, Mr. Gopalakrishnan you made a mention that deeper client engagements had resulted in clients other than the top 10 growing 9.3% sequentially, which means the price off take seems to be better off among the non-top 10 clients at this point of time?

S. Gopalakrishnan

Not necessarily, we are seeing price increases across actually, whenever we are able to renegotiate something, we are able to get some price increases, about 2-3%.  So what we have specified here is last quarter our top 10 clients grew by around 10% and the non-top 10 clients, the clients below the top 10, did not grow as fast as the top 10.  So there was a concern and this quarter actually the top 10 clients grew by 3.9% and the remaining clients grew by 9.3%.  So it is really a quarterly phenomenon.  If you take over the last few quarters you will see that broadly all our clients are growing.  We had 285 million-dollar relationships compared to 275 last quarter and eight $80 million relationships versus four $80 million relationships last quarter.  So we are seeing across the board growth in our client base that is what I wanted to point out and this time the growth was primarily in the non-top 10.

Moderator

Thank you so much ladies and gentlemen.  Please join us for lunch outside.

S. Gopalakrishnan

Thank you all, looking forward to meeting you all during the quarter or next quarter.  Thank you.